UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, June 25, 2015

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby, we make reference to the non-binding Memorandum of Understanding communicated on April 06, 2015 as a Relevant Information Communication under file number N° 2015011980 through which the main terms and conditions for the acquisition of a majority stake in ADEXUS S.A. were established.

Therefore, today, June 25, 2015, we inform as a Relevant Information Communication that we have subscribed an investment agreement with ADEXUS S.A. whereby we will acquire 44% of the share capital of this company through a contribution of capital of approximately US$ 15 million. Additionally, the agreement also establishes that, in a second stage, the Graña y Montero Group may acquire a majority stake in ADEXUS S.A. through the integration of businesses of ADEXUS S.A. and GMD S.A., a subsidiary of the Group and leading company in Information Technology services in Peru, subject to compliance of certain conditions precedent.

ADEXUS S.A. is a leading Chilean company in the development and implementation of solutions for information technology, with the ability to integrate technological systems of high added value and with over 25 years of experience in the market, with a significant regional presence distributed between Chile, Peru and Ecuador.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: June 25, 2015